Exhibit 99.2

MANAGEMENT’S RESPONSIBILITY
FOR FINANCIAL REPORTING

Management is responsible for the integrity and objectivity of the financial information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial information presented elsewhere in this report is consistent with that shown in the accompanying consolidated financial statements.

Management is also responsible for developing and maintaining the necessary systems of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and the financial records form a reliable base for the preparation of accurate and timely financial information.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee of the Board of Directors, which consists solely of non-management directors, reviews the consolidated financial statements and recommends them to the Board for approval. The shareholders’ auditors have full and unrestricted access to the Board of Directors and the Audit Committee and meet periodically with them to discuss audit, financial reporting and related matters.

Sylvain Allard, MBA	Jo Mark Zurel, CA
President and Chief Executive Officer	Senior Vice-President
and Chief Financial Officer

AUDIT COMMITTEE REPORT

To the Shareholders of CHC Helicopter Corporation

The Audit Committee oversees the financial reporting process on behalf of the Board of Directors. In order to carry out this responsibility, the Committee, composed of Directors all of whom are independent of management, meets quarterly to review the Company’s financial statements and recommends their approval to the Board of Directors. The Audit Committee also reviews, on a continuing basis, any reports prepared by the Company’s external auditors relating to its accounting policies and procedures, as well as its internal controls. Financial information prepared for securities commissions and such regulatory bodies is also examined by the Audit Committee before filing. The Committee meets independently with management and the external auditors to review the involvement of each in the financial reporting process. These meetings are designed to facilitate any private communication with the Committee desired by each party. The Audit Committee recommends the appointment of the Company’s external auditors, who are elected annually by the Company’s shareholders.

  Chairman of the Audit Committee

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CHC HELICOPTER CORPORATION

We have audited the consolidated balance sheets of CHC Helicopter Corporation as at April 30, 2005 and 2004 and the consolidated statements of earnings, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
St. John’s, Canada
June 3, 2005 (except for Note 35 which is as at July 26, 2005)

CONSOLIDATED BALANCE SHEETS

AS AT APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS)
INCORPORATED UNDER THE LAWS OF CANADA

	2005	2004 (Note 4)
Assets (Note 15)
Current assets
Cash and cash equivalents (Notes 4(d) and 9)	$51,391	$61,079
Receivables	216,810	185,076
Future income tax assets (Note 24)	23,802	12,816
Inventory (Note 4(a))	216,513	203,365
Prepaid expenses	7,991	11,245
Assets of discontinued operations (Note 8)	12,657	28,937
	529,164	502,518
Property and equipment, net (Notes 4(a) and 10)	851,210	734,405
Investments (Note 11)	58,806	48,242
Intangible assets (Notes 7 and 12)	6,499	-
Goodwill (Note 7)	8,861	-
Other assets (Notes 4(d) and 13)	235,016	178,893
Future income tax assets (Note 24)	50,184	44,312
Assets of discontinued operations (Note 8)	3,495	26,513
	$1,743,235	$1,534,883

Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$212,965	$169,329
Deferred revenue and redelivery obligations (Note 4(b))	22,574	13,939
Dividends payable	6,404	5,194
Income taxes payable	23,628	6,328
Future income tax liabilities (Note 24)	705	2,212
Current portion of debt obligations (Note 15(f))	26,812	38,046
Liabilities of discontinued operations (Note 8)	2,153	23,856
	295,241	258,904
Long-term debt (Note 15(a))	97,543	133,305
Senior subordinated notes (Note 15(b))	502,760	342,675
Other liabilities (Notes 4(b) and 18)	142,507	153,219
Future income tax liabilities (Note 24)	195,692	179,188
Liabilities of discontinued operations (Note 8)	3,493	5,880
Shareholders’ equity	505,999	461,712
	$1,743,235	$1,534,883

Commitments, guarantees and contingent liabilities (Notes 15, 28, 30 and 31)

On behalf of the Board:

See accompanying notes

CONSOLIDATED STATEMENTS OF EARNINGS

YEAR ENDED APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2005	2004 (Note 4)
Revenue	$903,344	$720,013
Direct costs	(702,167)	(575,971)
General and administration costs	(25,803)	(18,633)
Amortization	(30,533)	(25,188)
Restructuring costs (Note 16)	(17,612)	(9,181)
Gain on disposals of assets	4,105	3,307
Operating income	131,334	94,347
Debt settlement costs (Note 17)	(1,994)	(19,716)
Financing charges (Note 15(e))	(37,120)	(28,954)
Earnings from continuing operations before income taxes and undernoted items	92,220	45,677
Non-controlling interest	(288)	-
Equity in earnings of associated companies	5,481	3,925
Income tax (provision) recovery (Note 24)	(23,835)	16,648
Net earnings from continuing operations	73,578	66,250
Net loss from discontinued operations (Note 8)	(11,019)	(2,574)
Net earnings	$62,559	$63,676
Earnings per share (Note 25)
Basic
Net earnings from continuing operations	$1.75	$1.60
Net loss from discontinued operations	(0.26)	(0.06)
Net earnings	1.49	1.54
Diluted
Net earnings from continuing operations	$1.61	$1.47
Net loss from discontinued operations	(0.24)	(0.06)
Net earnings	1.37	1.41

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEAR ENDED APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2005	2004 (Note 4)
Retained earnings, beginning of year	229,866	176,676
Net earnings	62,559	63,676
Dividends	(12,805)	(10,486)
Retained earnings, end of year	279,620	229,866
Capital stock (Note 19)	239,469	238,428
Contributed surplus (Note 19)	3,291	3,291
Foreign currency translation adjustment (Note 22)	(16,381)	(9,873)
Total shareholders’ equity	$505,999	$461,712
Dividends per participating voting share[1]	$0.30	$0.25
[1]Adjusted for April 2005 2-for-1 stock split

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS)

	2005	2004 (Note 4)
Operating activities
Net earnings from continuing operations	$73,578	$66,250
Non-operating items and items not involving cash:
Amortization	30,533	25,188
Amortization of major components recorded as direct costs (Note 4(b))	63,333	56,861
Gain on disposals of assets	(4,105)	(3,307)
Equity in earnings of associated companies	(5,481)	(3,925)
Future income taxes (Note 21)	15,263	(27,947)
Non-cash financing charges	1,794	4,087
Debt settlement costs	1,994	19,716
Defined benefit pension plans	(13,280)	(3,462)
Deferred revenue	(6,618)	1,096
Advance aircraft rental payments	(7,513)	(12,598)
Amortization of deferred gains	(7,685)	(4,440)
Schreiner contract credits	(6,418)	(965)
Pre-operating expenses	(3,515)	1,473
Other	(260)	5,598
	131,620	123,625
Change in non-cash working capital (Note 26)	6,580	(33,018)
Cash flow from operations	138,200	90,607
Financing activities
Long-term debt proceeds	384,684	496,862
Long-term debt repayments	(243,582)	(342,001)
Debt settlement	(1,765)	(37,883)
Deferred financing costs	(5,598)	(13,200)
Dividends paid	(11,596)	(5,291)
Capital stock issued	907	3,289
	123,050	101,776
Investing activities
Additions to property and equipment	(197,596)	(116,881)
Helicopter major inspections	(15,539)	(9,237)
Helicopter components	(63,254)	(59,027)
Proceeds from disposal	90,940	126,898
Aircraft deposits	(52,983)	(23,574)
Long-term receivables repaid (advanced)	995	(1,147)
Restricted cash	(5,323)	(9,826)
Investment in subsidiaries, net of cash acquired (Note 7)	(17,984)	(97,540)
Other	(7,302)	4,166
	(268,046)	(186,168)
Effect of exchange rate changes on cash and cash equivalents	(3,821)	1,747
Cash (used in) provided by continuing operations	(10,617)	7,962
Cash provided by (used in) discontinued operations	929	(4,987)
Change in cash and cash equivalents during the year	(9,688)	2,975
Cash and cash equivalents, beginning of year	61,079	58,104
Cash and cash equivalents, end of year	$51,391	$61,079

See accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

1.	DESCRIPTION OF THE BUSINESS

CHC Helicopter Corporation (“CHC”) is a leading provider of helicopter transportation services to the global oil and gas industry. CHC currently operates in over 30 countries, with major operating units in Europe (Norway, the Netherlands and the United Kingdom), South Africa, Australia and Canada. CHC principally provides helicopter transportation services to the oil and gas industry for production and exploration activities as well as emergency medical and search and rescue services. The Company also provides repair and overhaul and other helicopter support services including aircraft leasing, parts sales and distribution and inventory management.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of CHC and its direct and indirect controlled subsidiaries (collectively, the “Company”). All inter-company transactions and balances have been eliminated upon consolidation. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) except as described in Note 34.

Foreign currency translation

Balance sheet and income statement transactions denominated in other than the functional currency of the operating divisions are translated into the divisions’ functional currency at the rate of exchange at the beginning of the month in which the transaction occurred except for material transactions which are translated at the spot foreign exchange rate. At each balance sheet date foreign currency denominated monetary assets and liabilities are revalued at the foreign exchange rate in effect at such date.

The Company’s foreign subsidiaries are financially and operationally self-sustaining. Accordingly, the current rate method is used for the translation of their financial statements to Canadian dollars upon consolidation. Under this method, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate in effect during the period. Exchange gains or losses arising from the current rate method of translation are deferred in a separate component of shareholders’ equity. Such gains or losses are included in the determination of net earnings when there is a reduction in the net investment in the foreign subsidiary as a result of a dilution or sale of part or all of the Company’s interest in the foreign subsidiary or as a result of capital transactions including dividend distributions and capital restructuring.

The Company has certain foreign currency denominated long-term debt that have been designated as an effective hedge of certain of its self-sustaining foreign subsidiaries. Upon translation of such debt into Canadian dollars, any gains or losses are also deferred in a separate component of shareholders’ equity to be recognized in net earnings when there is a reduction in the net investment in the subsidiaries.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, with banks and investments in money market instruments with original maturities of less than 90 days that are readily convertible to known amounts of cash and that are subject to an insignificant risk of a material change in value.

Inventory

Inventory, consisting primarily of aircraft parts held for the completion of repair and overhaul work for external customers, is valued at the lower of average cost and replacement cost less an allowance for obsolescence which considers the lives of the related aircraft fleet and other factors. The cost of overhauled inventory includes the cost of raw materials, direct labour and related overhead.

Property and equipment

Property and equipment includes flying assets, facilities and equipment that are amortized over their estimated useful lives under the following methods:

(a)	Flying assets

(i)
Airframes represent approximately 25% to 30% of the value of an aircraft and are amortized on a straight-line basis to amortization expense over their estimated useful life of 25 years. At pre-determined intervals, as specified by the original manufacturer and aviation regulatory authorities, airframes require major inspections. The cost of these major inspections for both owned and leased aircraft is capitalized and amortized to amortization expense over their expected period of future benefit based on flight hours.

(ii)
Components comprise approximately 70% to 75% of the value of an aircraft and consist of major components (i.e. engine, rotor heads, gearboxes and blades) and non-major components. The major components are required to be inspected and overhauled at intervals as specified by the original equipment manufacturer and aviation regulatory authorities. Costs incurred to perform these inspections and overhauls for owned aircraft are capitalized and amortized to operating expense to their residual value over their expected period of future benefit based on flight hours. Non-major repair and maintenance costs are expensed as incurred.

(b)	Facilities and equipment

Facilities are composed of hangars, heliports and other buildings housing base operations and administrative support. Equipment includes training, repair and overhaul, manufacturing and base equipment and vehicles. Such facilities and equipment are amortized on a declining balance basis at 5% and 20%, respectively. Leasehold improvements associated with leased facilities and equipment are capitalized and amortized on a straight-line basis over the respective lease term.

Investments

Long-term investments through which the Company exerts significant influence over the investee are accounted for by the equity method. Under this method, the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post acquisition earnings of the investee. All other long-term investments are carried at cost and income on these investments is recognized only to the extent of dividends received. When there has been a decline in the value of an investment that is other than temporary, the investment is written down to estimated net realizable value.

Intangible assets

The Company amortizes its intangible assets on a straight-line basis over their estimated useful lives ranging from 4 to 10 years. Intangible assets are reviewed for valuation on an annual basis. When events and circumstances indicate that carrying amounts may not be recoverable, a writedown to fair value is charged to income in the period that such a determination is made.

Goodwill

Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of the net identifiable assets acquired. The Company reviews the goodwill of all its reporting units on at least an annual basis to ensure its fair value is in excess of its carrying value. Any impairment in the value of goodwill is charged to income in the period such impairment is determined.

Deferred financing costs

Costs incurred in connection with securing debt financing have been deferred and are amortized over the terms of the related debt.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Pre-operating expenses

The Company defers expenses net of incremental revenues related to the operations of new businesses and customer contracts in the period prior to the new business or contract being capable of consistently providing its intended product and/or service. Deferral occurs where the expenses are related directly to placing the new business or new contract into commercial service, are incremental in nature and are considered by the Company to be recoverable from the future operations and conditions of the new business or contract. Deferral ceases at the earlier of the achievement of a specified commercial activity level, the passage of a specified period of time or at the start of the new contract. Amortization of the deferred expenses related to the operations of new businesses is based on their expected period of benefit, not exceeding five years. Amortization of deferred expenses related to new contracts is amortized over the contract term. The Company periodically evaluates the recoverability of the deferred expenses from future cash flows from operations to determine whether any writedown of such deferred expenses to net recoverable amounts is required.

Impairment of long-lived assets

The Company recognizes an impairment loss on long-lived assets when their carrying value exceeds the total expected undiscounted cash flows from their use or disposition. The Company’s long-lived assets are tested for impairment when an event or change in circumstances indicates that their carrying value may not be recoverable.

Deferred revenue and redelivery obligations

The Company defers the portion of the power-by-the-hour charges to third party customers that relates to work to be performed in future periods and recognizes the revenue in earnings when the work is performed.

Redelivery obligations arise under the terms of the Company’s lease agreements, which specify that an aircraft must be returned with its major components in substantially the same condition as at the inception of the lease. The Company provides for this obligation based on flight hours.

Government assistance

Government assistance relating to the acquisition of facilities and equipment is deferred and amortized over the life of the assets to which it relates. Government assistance relating to operations is recorded as income in the same period as the related expense.

Revenue recognition

Revenue from helicopter operations is recognized based on the terms of customer contracts that generally provide for revenue on the basis of hours flown at contract rates or fixed monthly charges or a combination of both.

Training revenue is recognized based on the terms of customer contracts that generally provide for revenue on the basis of training hours provided.

Revenue from engine and component repair and overhaul and composites manufacturing operations is recognized on the percentage of completion basis and is measured on the basis of the sales value of the actual costs incurred and work performed. Customers are usually invoiced in advance for repair and overhaul services performed under power-by-the-hour” (“PBH”) contracts. Typically, a portion of this revenue is recognized on a monthly basis to reflect ongoing services provided, with the balance recognized when the major repair and overhaul activities are completed. Any loss on repair and overhaul and composites manufacturing contracts is recognized in earnings immediately when known.

Pension costs and obligations

The Company has defined contribution and defined benefit pension plans covering substantially all of its employees. In valuing accrued obligations for its defined benefit plans, because future salary levels affect the amount of employee future benefits, the Company uses the projected benefit method prorated on service and best estimate assumptions. Pension plan assets are carried at fair values. For purposes of calculating the expected return on assets, the Company uses the fair value of the plan assets. The excess of unrecognized net actuarial gains and losses over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service life of the plan participants. Prior service costs, plan amendments and transition amounts are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using tax rates substantially enacted at the balance sheet date. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change becomes substantially enacted.

Earnings per share

Basic earnings per share is based on the weighted average number of common shares outstanding for the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents.

Stock-based compensation plans

Effective May 1, 2003, for new stock option compensation awards, the Company expenses stock option costs using the fair value method resulting in the recording of compensation expense based upon grade vesting of share options. During fiscal 2005 and 2004, the Company disclosed supplemental pro-forma net earnings and earnings per share information as if the fair value method of accounting was used for share options issued during fiscal 2003 (Note 20).

The Company uses the fair value method to account for specified stock-based compensation awards issued under the Company’s Stock Appreciation Rights Plan and Performance Units Plan (“SARs”) (Note 14). Compensation expense related to SARs is recognized, based on grade vesting, as the amount by which the quoted market value of the Company’s Class A subordinate voting shares on the Toronto Stock Exchange (“TSX”) exceeds the value as specified under the SARs plans.

Financial instruments

The Company periodically enters into derivative financial instruments such as foreign forward exchange contracts and equity forward price agreements to manage foreign exchange risks and stock price volatility. The Company does not enter into derivative instruments for trading or speculative purposes. To qualify for hedge accounting the financial instrument should be identified as a hedge of the item to which it relates and there should be reasonable assurance that it is and will continue to be an effective hedge. The Company’s policy is to formally assess and document, both at the hedge’s inception and on a quarterly basis, whether the hedging relationships have been highly effective over the period and if there have been any changes in the credit risk of the counterparty. Gains and losses on financial instruments designated as hedges of self-sustaining foreign operations are recorded in the foreign currency translation adjustment in shareholders’ equity. Gains and losses on financial instruments designated as cash flow or fair value hedges are recognized in earnings in the same period as the underlying transactions. Changes in the fair value of financial instruments not designated in hedge relationships are recognized in earnings immediately. Payments and receipts under the equity forward price agreement associated with the hedged units granted but unvested under the Company’s SARs plans are recognized as a deferred gain (loss) to be recorded as an offset to the related expense as the units grade vest.

Gains or losses associated with financial instruments that have been terminated or cease to be effective prior to maturity are deferred and recognized in earnings in the period in which the underlying hedged item is recognized. In the event a designated hedged item is sold, extinguished or matures prior to termination of the related financial instrument, gains or losses on such instrument are recognized in earnings in the current period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

3.	CHANGES IN ACCOUNTING POLICIES

Hedging Relationships

Effective May 1, 2004, the Company prospectively adopted Canadian Accounting Guideline 13 (“AcG-13”) with respect to hedging relationships as it relates to the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.

The Company also adopted at May 1, 2004, the Canadian Emerging Issues Committee Abstract 128 (“EIC-128”). Under EIC-128, if a derivative financial instrument is not part of a qualifying hedging relationship, the Company is required to record such instrument on the balance sheet at fair value, with changes in fair value recognized in current earnings. The Company did not apply AcG-13 or EIC-128 retroactively.

4.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation. The most significant changes include:

(a)
The reclassification of $52.4 million of inventory at April 30, 2004 to property and equipment. This reclassification relates to certain inventory items on hand in the Company’s repair and overhaul segment that are intended to be used and capitalized with respect to future internal major component overhaul work;

(b)
The reclassification in the consolidated statement of cash flows for the year ended April 30, 2004 of $56.9 million for the non-cash impact of the amortization of major components and redelivery obligation costs recorded as operating expense from helicopter components in investing activities to items not involving cash in operating activities. As well, deferred revenue and redelivery obligations now includes the reclassification of the current portion of redelivery obligations on leased aircraft. The long term portion of these obligations is included in other liabilities;

(c)
The comparative consolidated balance sheet, statements of earnings and cash flows have been reclassified to reflect the results of discontinued operations consistent with the current year’s presentation (Note 8); and

(d)
The reclassification of $6.0 million of cash at April 30, 2004 to other assets. This reclassification relates to certain cash that is subject to restrictions that prevent its use for current operating purposes.

5.	ACCOUNTING ESTIMATES AND MEASUREMENT UNCERTAINTY

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs. The following are significant areas in which management makes significant accounting estimates:

(a)	Recoverability of pre-operating expenses

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations. If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known. At April 30, 2005, $6.5 million (2004 - $3.3 million) in unamortized pre-operating expenses related to new contract awards, which are expected to be recoverable from the related future cash flows of such contracts and the development of new businesses, are included in other assets on the balance sheet.

(b)	Flying asset amortization

Flying assets are comprised of airframes and components amortized on a straight-line basis over their estimated useful lives. Effective May 1, 2004, based on the Company’s review of its amortization policy with respect to aircraft airframes, the percentage of costs attributable to certain airframes has been decreased from 30% to 25-30% and the estimated useful life of such airframes has been increased from 15 years to 25 years. The effect of these accounting estimate changes has been accounted for prospectively in fiscal 2005, resulting in a decrease in amortization for the year ended April 30, 2005 of $3.8 million.

The helicopter airframes and components are inspected, repaired and overhauled at pre-specified intervals. Such costs are capitalized to flying assets. Helicopter airframe major inspection costs are amortized to amortization expense while component major inspections and repair and overhaul costs are amortized to direct costs. This requires the Company to estimate the period of expected future benefit for each type of component and inspection. Such estimates are based on mandated inspection and overhaul intervals and on previous experience and could vary materially from actual experience resulting in over- or under-amortization of capitalized costs.

(c)	Carrying value of flying assets

Based on independent appraisals, the appraised value of the Company’s flying assets exceeded the carrying value by $53.2 million and $102.3 million as at April 30, 2005 and 2004, respectively (both amounts unaudited). The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize flying assets. In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

(d)	Defined benefit employee pension plans

The Company maintains both funded and unfunded defined benefit employee pension plans in the U.K., Norway, Canada and the Netherlands for approximately one-third of its active employees and certain former employees. Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring the Company’s obligations under the plans and the related periodic pension expense. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases. In addition, the Company’s actuaries use other assumptions such as withdrawal and mortality rates. The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants. These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations. The Company reviews annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

(e)	Utilization of income tax losses

The Company has accumulated $91.9 million and $37.4 million in non-capital and capital tax losses, respectively, as at April 30, 2005. As detailed in Note 24, some of the non-capital losses expire between fiscal 2006 and 2015 and some carry forward indefinitely, while the capital losses carry forward indefinitely. The Company has determined that it is more likely than not that the benefit of all of these losses will be realized in the future and, accordingly, has recorded future tax assets of $35.0 million related to these losses. This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement routine tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

(f)	Aircraft operating leases

Upon entering into a new aircraft leasing arrangement, the Company evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating. Currently, all of the Company’s aircraft leases are classified and recorded as operating leases. One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease. In determining whether the present value at the beginning of the lease term of the minimum lease payments is less than 90% of the fair value of the leased aircraft, the Company includes in its minimum lease payments minimum rentals over the lease term (excluding any renewal options) and any guarantee by the Company of the residual value of the leased aircraft including junior loans, deferred payments, advance rentals, and asset value guarantees (Note 30).

The second criteria evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time. At the time of entering into a new aircraft leasing arrangement the Company obtains an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term. These appraisals involve the use of estimates on current and future condition of, and demand for, the particular aircraft type. Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used. The third criteria evaluated is whether the lease term is greater than or equal to 75% of the economic life of the leased aircraft. The use of different estimates of fair market value and the economic life of the aircraft could result in different lease classification. The appraised value of the Company’s fleet of leased aircraft as at April 30, 2005 was approximately $569.3 million and $584.0 million at April 30, 2004 (both amounts unaudited).

Certain of the Company’s operating leases have junior loans, deferred payments and loans receivable due from the lessors. Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the loans and deferred payments would not be recoverable. As at April 30, 2005 no allowance has been recorded on the loans and deferred payments as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts.

(g)	Consolidation of variable interest entities (“VIEs”)

Under AcG-15, the Company is required to assess the variability of outcomes under each entity that is considered a VIE to determine whether the Company is the primary beneficiary of the VIE and would thus be required to consolidate the VIE. In performing this assessment, the Company is required to make a number of estimates including a range of possible asset values at the end of the lease term. In addition to developing a range of possible outcomes, the Company is required to assign a probability to each potential outcome. These estimates can significantly impact whether a particular VIE is required to be consolidated by the Company.

6.	FUNCTIONAL CURRENCY

Effective the fourth quarter of fiscal 2004 the Company determined that the U.S. dollar is the functional currency of its Vancouver, Canada-based international business unit based on the preponderance of transactions in that currency. This determination was based on an analysis of various cash flow indicators, sales price and sales market indicators, expense indicators, financing indicators and inter-company transaction indicators. The transition from the Canadian dollar to the U.S. dollar as the functional currency had a negligible impact on fiscal 2004 financial results.

7.	ACQUISITIONS

On August 17, 2004, the Company acquired 100% of the shares of Multifabs Survival Ltd. (“Multifabs”), an Aberdeen based company specializing in the production of cold water survival suits for military forces, emergency services and offshore oil and gas companies around the world. On September 23, 2004 the Company acquired 60% of the shares of Aero Turbine Support Ltd. (“ATSL”), an aircraft engine repair and overhaul company servicing General Electric CT58/T58 and Pratt & Whitney Canada PT6T turboshaft engines. On January 13, 2005 the Company also acquired the assets and capabilities of Coulson Aero Technologies Ltd. (“Coulson”), a British Columbia based helicopter component and turbine engine maintenance repair and overhaul (“MRO”) provider. The total purchase price to acquire these companies, assets, capabilities and associated contracts was $21.3 million, including the assumption of debt. These acquisitions were financed through existing operating facilities.

These acquisitions were accounted for using the purchase method with results of operations included in the consolidated financial statements from the acquisition dates. Under the purchase method of accounting, the total purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair market values as of the date of completion of the acquisitions as follows:

	ATSL & Coulson	Multifabs	Total
Cash	$860	$4	$864
Other current assets	1,780	4,730	6,510
Intangible assets (i)	1,040	6,092	7,132
Goodwill (ii)	1,079	7,782	8,861
Property and equipment	2,612	1,810	4,422
Current liabilities	(1,083)	(2,108)	(3,191)
Long-term debt	-	(2,498)	(2,498)
Other liabilities	-	(670)	(670)
Non-controlling interest	(240)	-	(240)
Future income tax liabilities	(337)	(2,005)	(2,342)
	$5,711	$13,137	$18,848

(i)
Of the $7.1 million of acquired intangible assets, $3.9 million was assigned to customer contracts and relationships, $2.3 million for patents and registered designs and $0.9 million to other intangibles. The intangible assets will be amortized on a straight-line basis over their estimated useful lives ranging from 4 - 10 years.

(ii)	Goodwill of $8.9 million is not expected to be deductible for tax purposes and is related to businesses included in the Repair and overhaul segment.

On February 16, 2004 the Company acquired 100% of the shares of Schreiner Aviation Group (“Schreiner”). Schreiner provides aviation services primarily to the offshore oil and gas industry in Europe and Africa. The total purchase price of €87.1 million or $143.9 million (inclusive of debt of €25.2 million or $41.5 million) was financed through an amendment of the Company’s senior credit facilities. This included acquisition costs of $1.7 million.

On March 5, 2004 the Company acquired 100% of the shares of Whirly Bird Services Limited (“Whirlybird”) in the U.K. The total purchase price of £2.1 million or $5.2 million was financed with cash. Whirlybird is a global supplier of survival suits and related helicopter passenger survival equipment operating out of the U.K.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

These acquisitions were accounted for using the purchase method, with results of operations included in the consolidated financial statements from the acquisition dates. The purchase price was allocated based on the fair value of the net identifiable assets acquired as follows:

	Schreiner Aviation Group	Whirly Bird Services Limited	Total
Cash	$9,656	$394	$10,050
Other current assets	64,894	5,789	70,683
Intangible assets	4,913	-	4,913
Property and equipment	111,495	1,688	113,183
Investments	23,090	12	23,102
Future income tax assets	34,319	-	34,319
Current liabilities	(61,486)	(956)	(62,442)
Unfavourable contract credits	(22,026)	-	(22,026)
Long-term debt	(44,432)	(816)	(45,248)
Other liabilities	(17,273)	-	(17,273)
Non-controlling interest	(752)	-	(752)
Future income tax liabilities	-	(919)	(919)
	$102,398	$5,192	$107,590

8.	DISCONTINUED OPERATIONS

During the year the Company sold two non-core components of the Schreiner business segment legally operating as Schreiner Canada Ltd. (“Schreiner Canada”) and Schreiner Aircraft Maintenance B.V. (“SAMCO”) and realized a net gain on sale of $8.6 million.

The potential sale of the remaining business held for sale, CHC Composites Inc. (“Composites”), to any potential acquirer will be contingent on the acceptance of certain terms and conditions by the Government of Newfoundland and Labrador. The sale of Composites has not yet been consummated and therefore the disposal has not been reflected in these statements nor have the long-term assets and liabilities of this business been reclassified as current at April 30, 2005. The assets and liabilities of this business were measured using discounted future cash flows at the lower of their carrying amounts and their estimated fair value less costs to sell. As a result, a fair value adjustment of $14.3 million was recorded in the current fiscal year and allocated to property and equipment ($11.4 million) and other long-term assets ($2.9 million) of this business. This fair value estimate is subject to adjustment as the sale of this remaining business is consummated or as assumptions used in the valuation change.

The fair value adjustment on Composites and the gain on sale of Schreiner Canada and SAMCO have been recorded in results from discontinued operations along with operating results from these discontinued businesses. Operating results from discontinued businesses include imputed interest on debt assumed by the buyer or required to be repaid as a result of the disposal transactions.

The following tables present the consolidated balance sheets and consolidated statements of earnings of the discontinued operations included in the consolidated financial statements:

	As at April 30,
	2005	2004
Assets
Receivables	$5,455	$10,138
Future income tax assets	-	6,139
Inventory	6,804	11,782
Prepaid expenses	398	878
	12,657	28,937
Property and equipment, net	3,495	18,789
Intangible assets	-	4,678
Future income tax assets	-	3,046
Total assets of discontinued operations	16,152	55,450
Liabilities
Payables and accruals	2,153	23,856
Other liabilities	3,493	4,172
Future income tax liabilities	-	1,708
Total liabilities of discontinued operations	5,646	29,736
Net assets of discontinued operations	$10,506	$25,714

	Year Ended April 30,
	2005	2004
Revenue	$21,641	$13,637
Operating loss	$(19,083)	$(3,377)
Net loss from discontinued operations (i)	$(11,019)	$(2,574)

(i)	Includes a net gain on disposal of $8.6 million and a fair value adjustment of $14.3 million for the current fiscal year.

9.	CASH AND CASH EQUIVALENTS

At April 30, 2005 cash includes funds restricted for current taxes withheld and payable and other current obligations totalling $6.8 million (2004 - $7.8 million).

10.	PROPERTY AND EQUIPMENT

The capital cost and related accumulated amortization of the Company’s flying assets, facilities and equipment are as follows:

	Cost	Accumulated Amortization	Net Book Value
2005
Flying Assets	$833,433	$93,535	$739,898
Facilities	103,065	42,264	60,801
Equipment	113,767	63,256	50,511
	$1,050,265	$199,055	$851,210
2004
Flying Assets	$782,167	$137,827	$644,340
Facilities	90,463	31,599	58,864
Equipment	74,489	43,288	31,201
	$947,119	$212,714	$734,405

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Flying assets includes $53.2 million as at April 30, 2005 (2004 - $52.4 million) related to certain inventory items intended to be used and capitalized with respect to future internal major component overhaul work.

Facilities cost of $103.1 million, as at April 30, 2005, includes $3.4 million related to the capitalization of a building for the corporate head office under construction in Vancouver, Canada.

Operating expenses include the amortization of major component repair and overhaul costs of $63.3 million (2004 - $56.9 million) while related actual expenditures for such costs during the year were $63.3 million (2004 - $59.0 million). Amortization of remaining property and equipment, which has been recorded as amortization expense, totalled $30.1 million in fiscal 2005 (2004 - $22.1 million).

11.	INVESTMENTS

	2005	2004
Long-term investments, at equity
Canadian Helicopters Limited (2005 - 41.75%, 2004 - 42.75%)	$11,611	$9,262
Inversiones Aereas S.L. (“Inaer”) (2005 - 38%, 2004 - 38%)	20,776	19,100
Luchthaven Den Helder C.V. (2005 - 50%, 2004 - 50%)	4,140	3,834
Long-term investments, at cost
Canadian Helicopters Limited, preferred shares	15,000	15,000
Other	7,279	1,046
	$58,806	$48,242

12.	INTANGIBLE ASSETS

	2005	2004
Customer contracts and relationships, less accumulated amortization of $0.3 million (2004 - $nil)	$3,666	$-
Patents and registered designs, less accumulated amortization of $0.2 million (2004 - $nil)	2,071	-
Other, less accumulated amortization of $0.1 million (2004 - nil)	762	-
	$6,499	$-

The intangible assets were acquired as part of the acquisitions of ATSL, Coulson and Multifabs (Note 7). Current year amortization expense is equal to the accumulated amortization.

13.	OTHER ASSETS

	2005	2004
Prepaid pension costs (i)	$104,816	$90,153
Advance rentals (ii)	23,168	17,983
Aircraft operating lease junior loans (iii)	15,052	16,015
Deferred financing costs, less accumulated amortization of $2.9 million (April 30, 2004 - $3.5 million) (iv)	8,261	13,072
Loans receivable (v)	11,990	7,736
Pre-operating expenses (vi)	6,530	3,254
Aircraft deposits (vii)	42,975	14,544
Norway public pension scheme prepayments	6,993	5,556
Restricted cash (viii)	15,083	9,813
Other	148	767
	$235,016	$178,893

(i)
Prepaid pension costs represent accumulated contributions paid by the Company into its defined benefit employee pension plans in excess of the accumulated current and prior years’ benefit pension expense (Note 32).

(ii)
The advance rentals are up-front rental payments made on aircraft leased under operating leases. These rentals are being amortized over the related lease terms. Under the terms of certain of the lease agreements, if the lessor procures a buyer for the aircraft at the end of the lease term for proceeds greater than the estimated residual value of the aircraft at termination of the leases, the advance rental payments may be fully recovered by the Company. The Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these advance rentals

(iii)
The aircraft junior loans are loans with lessors for the financing of 13 aircraft under operating leases as at April 30, 2005. Such loans bear interest at 5.2% to 8.0% (2004 - 5.15% to 7.9%) with principal and accrued interest due at maturity. These loans mature between 2006 and 2009. As at April 30, 2005, no allowance has been recorded on these loans as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans.

(iv)
Deferred financing costs (net of accumulated amortization) at April 30, 2005 include $12.8 million (2004 - $11.2 million) in legal, bank and other fees directly related to long-term financing activities net of $4.5 million of debt premium (2004 - $nil) related to the Company’s U.S. dollar denominated senior subordinated notes. The 2004 amount also includes $1.9 million of debt discount related to the Company’s euro denominated senior subordinated notes. These costs are being amortized to financing charges over the term of the related debt obligations with $3.0 million amortized in fiscal 2005 (2004 - $3.5 million). In addition, during the fiscal year ended April 30, 2005 $1.0 million in deferred financing costs were written off upon the settlement of certain debt obligations (2004 - $6.2 million) (Note 17).

(v)
The loans receivable are loans with lessors for the financing of 19 aircraft under operating leases as at April 30, 2005. Such loans mature between 2010 and 2013 at the end of the lease terms. As at April 30, 2005, no allowance has been recorded on these loans as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans.

(vi)
The pre-operating expense balance as of April 30, 2005 consists of costs incurred in the start-up phase of new contract awards and new businesses. These costs are being amortized on a straight-line basis over the lesser of five years or the terms of the related contracts from one to five years. The Company has determined that the pre-operating expenses are recoverable from future cash flows to be generated from the contracts and new businesses.

During the fiscal year ended April 30, 2005, the Company expensed $2.7 million (2004 - $1.6 million) related to the amortization of pre-operating expenses.

(vii)	Aircraft deposits are paid to manufacturers to secure deliveries at future dates, as described in Note 28.

(viii)
The restricted cash balance consists of cash that is subject to restrictions that prevent its use for current purposes, primarily cash that the Company’s reinsurance subsidiary must retain to fund its required claims reserves, cash held by the bank for the SARs hedge and deposits held as security for guarantees and bid bonds.

14.	STOCK APPRECIATION RIGHTS AND PERFORMANCE UNITS

At April 30, 2005 the Company had 209,334 (2004 - 144,000) stock appreciation rights vested and unexercised at reference prices ranging from $2.93 to $16.50 per unit. At the date of exercise, cash payments are made to the holders based on the difference between the market value of the Company’s Class A subordinate voting shares on the TSX and the reference price. The Company also had an additional 586,666 units that had been granted but not vested at April 30, 2005 (2004 - 220,000) at reference prices ranging from $13.70 to $24.55. It is anticipated that these units will vest from fiscal 2006 to 2008. The units granted in fiscal 2005 under the stock appreciation rights plan vest equally over a three-year period with one-third vesting on each of the three subsequent anniversary dates. All 2004 figures related to stock appreciation rights have been restated to reflect the April 2005 stock split (Note 19).

Stock appreciation rights granted by the Company must be exercised within 10 years of the date of grant. The stock appreciation rights that vested in fiscal 2005 have expiry dates ranging from fiscal 2011 to 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

At April 30, 2005 the Company had 80,616 (2004 - 75,245) performance units vested and unexercised at reference prices ranging from $4.30 to $26.11 per unit. At the date of exercise, cash payments are made to the holders based on the difference between double the market value of the Company’s Class A subordinate voting shares on the TSX and the reference price. The payments are made based on double the market value of the shares in order to compensate for the April 2005 stock split since all of the performance units outstanding at April 30, 2005 were issued prior to the stock split. The Company also had an additional 34,876 performance units that had been granted but not vested at April 30, 2005 (2004 - 173,046) at a reference price of $26.11. The performance units vest annually if the financial performance of certain of the Company’s operating divisions meets or exceeds pre-determined financial benchmarks.

Performance units granted by the Company must be exercised within 10 years of the date of grant. The performance units that have vested at April 30, 2005 have expiry dates ranging from fiscal 2011 to 2015.

Compensation recovery with the inclusion of the associated hedging instrument in respect of SARs for the year ended April 30, 2005 was $2.9 million (2004 - $2.4 million). At April 30, 2005 the Company’s current liability with respect to SARs was $10.4 million (2004 - $5.3 million).

15.	DEBT OBLIGATIONS

(a)	Long-term debt

Interest rates	Principal repayment terms	Maturity dates	2005	2004
Senior credit facilities
Non-revolving credit facilities
GBP LIBOR + 1.125% (2004 - 1.125%)	Quarterly and at maturity	December 2009	$16,420	$20,122
Euro LIBOR + 1.125% (2004 - 1.125%)	Quarterly and at maturity	December 2009	96,617	112,626

Revolving credit facility
CAD B.A. + 1.125% (2004 - 1.125%)	At maturity	December 2007	-	6,925

Other term loans
12% unsecured, subordinated, convertible note (Note 33)	At maturity	January 2008	4,551	4,426
5.75%	At maturity	January 2008	1,121	1,056
U.K. Base rate + 1.75%	Monthly	June 2007	1,916	-
U.K. Base rate + 2%	Monthly	October 2010	719	1,032
Non-interest bearing	Monthly	December 2010	719	950
Non-interest bearing	At maturity	December 2010	1,905	1,928
Non-interest bearing	Semi-annually	April 2009	387	399
Total long-term debt			124,355	149,464
Less: current portion			(26,812)	(16,159)
			$97,543	$133,305

The applicable variable interest rates were: 30-day GBP LIBOR - 4.87% (2004 - 4.25%), 30-day Euro LIBOR - 2.10% (2004 - 2.06%), 30-day CAD B.A. - 2.56% (2004 - 2.07%) and 30-day U.K. base rate 4.75% (2004 - 6%).

The terms of certain of the Company’s debt agreements and helicopter lease agreements impose operating and financial limitations on the Company. Such agreements limit the extent to which the Company may, among other things, incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments. During the years ended April 30, 2005 and 2004 the Company was in compliance with all material covenants and other conditions imposed by its debt and helicopter lease agreements.

During the year the Company agreed to the terms of revised senior credit facilities to replace the existing facilities that were due to mature in July 2005. The new senior facilities consist of a revolving facility of U.S. $175.0 million, a revolving facility of £ 6.8 million, a non-revolving facility of € 66.1 million and a non-revolving facility of £ 7.6 million. The terms of the revised senior credit facilities provide for increased flexibility in both financial and non-financial covenants, extension of the maturity dates for periods of three to five years, lower interest rates and increased borrowing limits.

In March 2005, with partial proceeds from the Company’s U.S. $150.0 million ($188.5 million) 7 3/8% senior subordinated notes due 2014, the Company repaid $162.4 million of its senior credit facilities.

In February 2004 the Company acquired Schreiner through an amendment of the Company’s senior credit facilities resulting in the issuance of €93.6 million or $154.7 million of non-revolving debt under such senior credit facilities.

In April 2004, with partial proceeds from the Company’s U.S.$250.0 million ($342.7 million) 7 3/8% senior subordinated notes due in 2014, the Company repaid £32.7 million ($78.7 million) and €25.0 million ($40.3 million) of its senior credit facilities as well as NOK 123.5 million ($24.3 million) of its 7% term loan.

Collateral

As collateral for the senior credit facilities, the Company has provided a $750.0 million debenture, providing a fixed charge over all material freehold and leasehold real property and all aircraft, a floating charge over all other property and a general assignment of book debts. As collateral for the U.K. term loans, the Company has provided specific charges on owned and leasehold property with a net book value of $1.3 million as at April 30, 2005 (2004 - $1.4 million).

(b)	Senior subordinated notes

The U.S. $400.0 million (2004 - U.S.$250.0 million) ($502.8 million at April 30, 2005; $342.7 million at April 30, 2004) senior subordinated notes bear interest at 7 3/8% per annum (“the 7 3/8% notes”), payable semi-annually on May 1 and November 1, and are due May 1, 2014.

The 7 3/8% notes are unsecured senior subordinated obligations and are subordinated to all of the Company’s existing and future senior indebtedness, including borrowings under the Company’s senior credit facility. The notes will rank equally with the Company’s existing and future senior subordinated indebtedness and rank senior to all of the Company’s existing and future subordinated indebtedness. Each of the Company’s subsidiaries which guarantees borrowings under the Company’s senior credit facility jointly and severally guarantee the 7 3/8% notes on an unsecured senior subordinated basis. The Company’s subsidiaries incorporated in Norway and Denmark do not guarantee the notes or the senior credit facilities. Each subsidiary guarantee is an unsecured senior subordinated obligation of, and will rank equally with, all of the existing and future senior subordinated obligations of such guarantor. The 7 3/8% notes and the subsidiary guarantees are subordinated to all existing and future secured indebtedness of the Company and the subsidiary guarantors to the extent of the value of the assets securing such indebtedness.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

The Company may redeem all or a part of the 7 3/8% notes on or prior to May 1, 2009 by paying 100% of the principal amount of the notes plus a make-whole premium. Thereafter, the Company may redeem in whole or in part the 7 3/8% notes at any time at a redemption price ranging from 100% to 103.688% of the principal amount of the senior subordinated notes being redeemed. In addition, at any time before May 1, 2007, the Company may redeem up to 35% of the aggregate principal amount of the 7 3/8% notes with the net proceeds of equity offerings at 107.375% of the principal amount of the notes, plus accrued interest, if at least 65% of the originally issued aggregate principal amount of the notes remains outstanding. The Company may also redeem all of the notes at 100% of their principal amount plus accrued interest if at any time the Company becomes obligated to pay withholding taxes on interest payments on the 7 3/8% notes as a result of a change in law. Upon the occurrence of certain change of control events, the Company will be required to make an offer to repurchase all of the notes.

In May and July 2004 the Company redeemed €1.0 million or approximately $1.8 million and €5.9 million or approximately $9.7 million, respectively, of its remaining 11¾% senior subordinated notes. In April 2004 with partial proceeds from the Company’s 7 3/8% note issue, €87.3 million ($140.6 million) representing 60% of the original principal amount of its 11¾% notes was redeemed.

(c)	Subordinated debentures

In June 2004 the Company redeemed the remaining $10.4 million of its 8% subordinated debentures.

(d)	Foreign currency

Total debt obligations denominated in foreign currencies and the Canadian dollar equivalent are as follows:

	2005			2004
	Debt in original currency		Canadian equivalent	Debt in original currency		Canadian equivalent
Euro		€59,739	$97,004		€75,825	$124,497
Pound sterling		£9,189	22,081		£9,927	24,137
U.S. dollar	USD	400,000	502,760	USD	250,000	342,675
			$621,845			$491,309

(e)	Financing charges

	2005	2004
Interest on debt obligations	$32,945	$30,636
Amortization of deferred financing costs	3,176	3,538
Foreign exchange (gain) loss from operating activities and working capital revaluations	(3,085)	5,522
Foreign exchange loss (gain) on debt repayment	586	(1,799)
Foreign exchange loss (gain) on revaluation of long-term debt	1,299	(5)
Foreign exchange gain on settlement of foreign currency agreement	-	(9,781)
Interest income	(464)	(1,364)
Other interest and banking expenses	2,663	2,207
	$37,120	$28,954

(f)	Current portion of debt obligations

	2005	2004
The current portion of debt obligations is as follows:
Long-term debt	$26,812	$16,159
Senior subordinated notes	-	11,472
Subordinated debentures	-	10,415
	$26,812	$38,046

(g)	Repayment requirements

Principal repayment requirements related to the total debt obligations over the next five years are as follows:

2006	$26,812
2007	26,613
2008	31,118
2009	25,206
2010	12,652

16.	RESTRUCTURING COSTS

During the year the Company completed a thorough examination of its operations and organizational structure with a view to strengthening and standardizing the Company’s operations, lowering overhead costs and securing its leadership position well into the future. As a result, the Company has relocated its head office to Vancouver, Canada and is consolidating all its current operations into three new operating divisions, Global operations, European operations and Heli-One.

During the year ended April 30, 2005 the Company expensed costs of $17.6 million in connection with restructuring activities. These restructuring costs related to general organization planning, relocation of the Company’s head office to Vancouver, Canada and additional restructuring activities. Restructuring costs were comprised of severance, termination, relocation, planning, consulting and benefit adjustments. Of the $17.6 million incurred to date, $9.1 million relates to severance and termination costs, including a pension curtailment gain of $2.9 million.

Additional costs are expected to be expensed in relation to these restructuring initiatives with the majority of future costs relating to termination, severance, consulting and other costs. The timing and final amount of these additional costs are dependent on a number of factors that are not yet known or determinable.

During the year ended April 30, 2004 the Company incurred restructuring costs of $9.2 million in connection with the consolidation of its European operations and other related activities. Restructuring costs were comprised of termination benefits, professional fees, travel costs and other incremental costs directly associated with the restructuring activities. Of this $9.2 million restructuring costs, $6.7 million was termination benefits paid to terminated employees.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the years ended April 30:

	2005	2004
Restructuring accrual, beginning of year	$1,833	$-
Restructuring cost expensed during the year	17,612	9,181
Restructuring cost paid during the year	(11,767)	(7,348)
Restructuring accrual, end of year	$7,678	$1,833

17.	DEBT SETTLEMENT COSTS

During the year ended April 30, 2005 the Company expensed $2.0 million of debt settlement costs in connection with a senior credit facility revision and the redemption of its remaining 11¾% senior subordinated notes and the remaining 8% subordinated debentures (Notes 15(b) and 15(c)).

During the year ended April 30, 2004 the Company expensed $19.7 million of debt settlement costs in connection with the retirement, in April 2004, of $140.6 million (€87.3 million) of its 11¾% notes (Note 15(b)) and $143.3 million in senior credit facilities and term loans (Note 15(a)). The debt settlement costs expensed in the current and prior fiscal years were comprised of premiums, professional fees, write-off of deferred financing costs and other incremental costs directly associated with debt settlement activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

18.	OTHER LIABILITIES

	2005	2004
Deferred revenue and redelivery obligations (i)	$25,931	$25,804
Deferred government assistance (ii)	-	210
Accrued pension obligation (iii)	35,504	38,315
Deferred gains on sale-leasebacks of aircraft (iv)	53,690	57,887
Deferred gain on SARs hedge (v)	1,783	-
Insurance claims accrual (vi)	10,864	9,337
Unfavourable contract credits (vii)	14,207	20,926
Non-controlling interest (viii)	528	740
	$142,507	$153,219

(i)
Deferred revenue at April 30, 2005 includes $8.0 million (2004 - $12.4 million) of billings to customers for repair and overhaul services to be performed in future periods under power-by-the-hour contracts. A significant number of the Company’s repair and overhaul contracts require customers to pay for services on an hourly flying basis. A portion of this power-by-the-hour revenue is recognized on a monthly basis to reflect ongoing services being provided, with the current balance deferred and included in deferred revenue and redelivery obligations and the long-term balance deferred in other liabilities to be recognized in earnings when the services are performed. Redelivery obligations are obligations that arise under the terms of the Company’s operating lease agreements, which specify that an aircraft must be returned with major components in substantially the same condition as at the inception of the lease. At April 30, 2005 the Company had provided $17.9 million (2004 - $13.4 million) in respect of the long-term portion of these obligations, the current portion is included in deferred revenue and redelivery obligations.

(ii)
The Government of the Netherlands provided Schreiner with financial assistance for the development of avionics for a new helicopter program. The assistance is not repayable and has been offset against operating costs on completion of the development phase of this program. At April 30, 2005 government assistance of $nil million (2004 - $0.2 million) relating to development costs was deferred in other liabilities.

(iii)
The Company has entered into unfunded supplementary retirement pension plan agreements in Canada with certain of its executives. The accrued benefit obligation included in other liabilities related to this plan at April 30, 2005 was $20.4 million (2004 - $16.1 million). The Company also has an unfunded early retirement pension plan in Norway. The accrued pension obligation related to this unfunded plan and related amounts included in other liabilities at April 30, 2005 was $5.3 million (2004 - $4.8 million). Included in the accrued pension obligation at April 30, 2005 was $9.8 million (2004 - $17.4 million) related to funded defined benefit pension plans in the Netherlands that had a funding deficit upon acquisition on February 16, 2004 (Note 32).

(iv)
The deferred gains arising from certain aircraft sale-leaseback and lease-out lease-in transactions are being amortized over the lease terms. The Company has disposed of aircraft at amounts greater than book value resulting in deferred gains of $4.5 million for the year. Deferred gain amortization of $7.1 million (2004 - $5.0 million) was recorded as a reduction of operating lease expense during the year. On certain leases a portion of the proceeds are deferred as part of the sale-leaseback transaction agreement and have been netted against the deferred gains for the purpose of calculating the amount of the gain to be amortized. Under these lease agreements, if the aircraft are sold by the lessors at the termination of the leases for proceeds greater than the unamortized amount under the lease for such aircraft, the deferred payments may be fully payable to the Company and recorded as a gain at that time.

(v)	The deferred gain on the SARs hedge is related to the Company’s hedge of the unvested units. The gain will be recognized as these units grade vest.

(vi)
The insurance claims accrual relates solely to the Company’s reinsurance subsidiary, CHC Reinsurance S.A. The amount represents reinsurance premiums received but unearned, accruals for losses that have been reported but not yet paid and accruals for losses that have been incurred but not yet reported. The reinsurance subsidiary reinsures death and disability benefits and loss of license insurance for the Company’s Norwegian helicopter and repair and overhaul operations and for certain other external parties.

(vii)
As part of the acquisition of Schreiner, the Company valued the long-term contracts of Schreiner and recorded unfavourable contract credits for those contracts for which the return is below market. The unfavourable contract credits are being amortized over the term of the contract, for a maximum of five years, on a declining balance basis. During the year amortization of these unfavourable contract credits of $6.7 million (2004 -$0.9 million) was recorded as a reduction of operating expenses.

(viii)
As at April 30, 2005 there was a non-controlling shareholder interest of 40% in ATSL. The 20% non-controlling interest of Schreiner Components B.V. at April 30, 2004 was purchased by the Company in May, 2004.

19.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Capital stock

Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value

Issued:
	Number of Shares		Consideration
	2005	2004	2005	2004
Class A subordinate voting shares	36,833	36,756	$222,727	$221,532
Class B multiple voting shares	5,866	5,877	18,431	18,719
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A subordinate voting employee share purchase loans			(1,689)	(1,823)
			$239,469	$238,428
Contributed surplus			$3,291	$3,291

Class A subordinate voting shares that would be
issued upon conversion of the following:

	2005	2004
Class B multiple voting shares	5,866	5,877
Share options (Note 20)	2,815	2,850
Convertible debt (Notes 15 and 33)	1,379	1,379

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Capital stock transactions

Number of shares	Class A subordinate voting shares	Class B multiple voting shares	Ordinary shares
Balance, April 30, 2003	35,836	5,907	22,000
Shares issued to employees for cash
Share option plan	874	-	-
Share purchase plan	16	-	-
Share conversions	30	(30)	-
Balance, April 30, 2004	36,756	5,877	22,000
Share issued to employees for cash
Share option plan	55	-	-
Share purchase plan	11	-	-
Share conversions	11	(11)	-
Balance, April 30, 2005	36,833	5,866	22,000

Stated value	Class A subordinate voting shares	Class B multiple voting shares	Contributed surplus
Balance, April 30, 2003	$218,147	$18,815	$3,291
Shares issued to employees for cash
Share option plan	3,083	-	-
Share purchase plan	206	-	-
Share conversions	96	(96)	-
Balance, April 30, 2004	221,532	18,719	3,291
Shares issued to employees for cash
Share option plan	668	-	-
Share purchase plan	239	-	-
Share conversions	288	(288)	-
Balance, April 30, 2005	$222,727	$18,431	$3,291

At a special meeting of shareholders on March 28, 2005, the shareholders approved the subdivision of the Company’s issued and unissued Class A subordinate voting shares, Class B multiple voting shares and ordinary shares all on a two for one basis. The Class A subordinate voting shares and Class B multiple voting shares listed on the TSX commenced trading on a post-split basis on April 12, 2005. Class A subordinate voting shares listed on the New York Stock Exchange began trading on a post-split basis on April 19, 2005. All balances have been restated to reflect the stock split.

During the year ended April 30, 2004 the Company adopted without restatement of comparative figures the Canadian Emerging Issues Committee Abstract 132, Share Purchase Financing (“EIC-132”). Under EIC-132, share purchase loans receivable are to be deducted from shareholders’ equity if such loans are not in accordance with current arm’s length market terms and conditions including interest rate, terms of interest payments and principal repayments and adequacy of security. The Company’s Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have as collateral a pledge of the related shares purchased with a fair market value of $19.1 million as at April 30, 2005. As a result, the employee share purchase loans of $1.7 million on April 30, 2005 (2004 - $1.8 million) are deducted from shareholders’ equity. Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary. Upon termination of employment, the loans are required to be repaid within 60 days.

The Class A subordinate voting shares carry the right to one vote per share and the Class B multiple voting shares carry the right to 10 votes per share. Each single Class B multiple voting share may be converted into a single Class A subordinate voting share at the option of the shareholder. In all other respects the Class A subordinate voting shares rank equally and ratably with the Class B multiple voting shares.

The Company has issued 22,000,000 ordinary shares to a company owned by its majority shareholder for subscriptions of $33.0 million. Concurrently, to fund the subscriptions for the ordinary shares, the Company made a non-interest bearing loan to the purchaser, payable on demand and the Company has a lien on the ordinary shares issued. The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on the Company’s Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share. The ordinary shares are redeemable at the option of the Company at the subscription price thereof in certain circumstances (Note 25).

Declaration of dividends is restricted by covenants contained in certain of the Company’s debt agreements. The payment of dividends during fiscal 2005 at $0.30 (2004 - $0.25) per participating voting share totalling $12.8 million (2004 - $10.5 million) was in compliance with these covenants.

20.	SHARE OPTION PLAN

Effective May 1, 2003, the Company began expensing stock-option awards using the fair value method. This accounting change was applied prospectively in fiscal 2004 relating to stock options issued on or after May 1, 2003. There was no impact on the financial results for fiscal 2005 or fiscal 2004 as a result of adopting this accounting policy change as no new stock options have been granted since May 1, 2003.

The table below presents pro-forma net earnings, basic earnings per share and diluted earnings per share had the fair value method been used to account for share options. These pro-forma disclosures pertain to stock options granted in fiscal 2003 upon adoption of the new stock-based compensation standards on May 1, 2002. There was no impact on the pro-forma earnings for the year ended April 30, 2005 as all share options granted had vested as at April 2004.

	2005	2004
Net earnings
As reported	$62,559	$63,676
Stock-based employee compensation expense determined under fair value based method	-	(477)
Pro-forma	$62,559	$63,199
Basic earnings per share
As reported	$1.49	$1.54
Pro-forma	1.49	1.53
Diluted earnings per share
As reported	$1.37	$1.41
Pro-forma	1.37	1.40

The Black-Scholes option pricing model was used to fair value the options using the following estimates and assumptions:

Expected life	5 years
Expected dividend yield	0.6%
Risk-free interest rate	5%
Stock volatility	40%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

As at April 30, 2005 total outstanding options were 1,407,672 (2004 - 1,425,272). At April 30, 2005 all of the share options outstanding were exercisable (2004 -1,266,850). The weighted average exercise price of the total outstanding options at April 30, 2005 was $14.25 compared to $14.40 at April 30, 2004. Each option is convertible into two Class A subordinate voting shares to reflect the April 2005 two-for-one stock split.

A summary of recent share option activities is as follows:

2005
	Number of options - Exercise price range $3.10 - $4.30	Weighted average exercise price	Number of options - Exercise price range $7.35 - $9.00	Weighted average exercise price	Number of options - Exercise price range $26.11 - $30.70	Weighted average exercise price	Total number of options	Total weighted average exercise price
Class A subordinate voting share options
Beginning of year	485	$4.28	470	$8.96	470	$30.27	1,425	$14.40
Exercised	-	-	-	-	(18)	26.11	(18)	26.11
End of year	485	$4.28	470	$8.96	452	$30.44	1,407	$14.25
Weighted average contractual life of options outstanding	3.5 years		2.4 years		7.0 years		4.3 years

2004
	Number of options - Exercise price range $3.10 - $4.30	Weighted average exercise price	Number of options - Exercise price range $7.35 - $9.00	Weighted average exercise price	Number of options - Exercise price range $26.11 - $30.70	Weighted average exercise price	Total number of options	Total weighted average exercise price
Class A subordinate voting share options
Beginning of year	846	$4.15	490	$8.97	660	$29.93	1,996	$13.86
Forfeited	-	-	-	-	(39)	29.92	(39)	29.92
Expired	-	-	-	-	(95)	30.54	(95)	30.54
Exercised	(361)	3.97	(20)	9.00	(56)	26.11	(437)	7.06
End of year	485	$4.28	470	$8.96	470	$30.27	1,425	$14.40
Weighted average contractual life of options outstanding	4.5 years		3.4 years		8.0 years		5.3 years

21.	SUPPLEMENTAL CASH FLOW INFORMATION

	2005	2004
Cash interest paid	$24,252	$35,875
Cash taxes paid	$11,225	$8,486

The adjustment to net earnings related to future income taxes to arrive at cash flow on the statements of cash flows is calculated as the income tax (provision) recovery adjusted for cash taxes paid. Accordingly, it includes the impact of changes in current as well as long-term income tax assets and liabilities.

22.	FOREIGN CURRENCY

Foreign currency translation adjustment

	2005	2004
Balance, beginning of year	$(9,873)	$(3,884)
Translation adjustment during year	(6,508)	(5,989)
Balance, end of year	$(16,381)	$(9,873)

The foreign currency translation adjustment represents the unrealized gain or loss on the Company’s net investment in self-sustaining foreign operations net of the hedging effect. The change in the foreign currency translation adjustment during the year results primarily from fluctuations in the Canadian dollar against other foreign currencies and changes in the size of the Company’s net investment in foreign operations.

As at April 30, 2005 the Company had designated its new U.S.$150.0 million ($188.5 million) 7 3/8% senior subordinated note issue as a hedge of the Company’s net investments as follows (i) U.S.$40.0 million designated as a hedge of the net investment in the Company’s self-sustaining operations in Canada whose functional currency is the U.S. dollar and (ii) an aggregate of U.S.$110.0 million converted to Norwegian kroner via forward foreign exchange agreements designated as hedges of the net investment in the Company’s self-sustaining Norwegian operations. As at April 30, 2005 and 2004 the Company had also designated its U.S.$250.0 million ($314.2 million at April 30, 2005; $342.7 million at April 30, 2004) 7 3/8% senior subordinated note issue as a hedge of the Company’s various net investments as follows: (i) U.S.$100.0 million designated as a hedge of the net investment in the Company’s self-sustaining operations in Canada whose functional currency is the U.S. dollar, (ii) U.S.$93.5 million converted to pound sterling via a forward foreign exchange agreement designated as a hedge of the net investment in the Company’s self-sustaining operations in the U.K., (iii) U.S.$29.7 million converted to euro via a forward foreign exchange agreement designated as a hedge of the net investment in the Company’s self-sustaining operations in the Netherlands, and (iv) U.S.$26.8 million converted to Norwegian kroner via a forward foreign exchange agreement designated as a hedge of the net investment in the Company’s self-sustaining operations in Norway. The Company had also designated its pound sterling and remaining outstanding euro denominated debt as hedges of its net investments in its self-sustaining operations in the U.K. and the Netherlands, respectively. During fiscal 2004, the Company de-designated its euro denominated debt as a hedge of its net investment in self-sustaining Norwegian operations since it was no longer an effective hedge. Included in the foreign currency translation adjustment in shareholders’ equity at April 30, 2005 was a net foreign exchange gain of $19.4 million, net of taxes of $4.2 million (2004 - loss of $44.2 million, net of taxes of $8.3 million) related to the revaluation and repayment of the debt during the period of hedge effectiveness.

The Company reviews the effectiveness of these hedges quarterly by monitoring the relative changes in the amounts of the hedged items relative to the notional amounts of the hedging instruments.

Year-end exchange rates

Balance sheet accounts denominated in foreign currencies and translated at year-end exchange rates have been translated to Canadian dollars at the following rates:

	2005	2004
U.S. dollar	$1.26	$1.37
U.K. pound sterling	2.40	2.43
Norwegian kroner	0.20	0.20
South African rand	0.21	0.20
Australian dollar	0.98	0.99
Euro	1.62	1.64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Income statement accounts denominated in foreign currencies have been translated at the following year to date annual average exchange rates:

	2005	2004
U.S. dollar	$1.27	$1.34
U.K. pound sterling	2.35	2.30
Norwegian kroner	0.19	0.19
South African rand	0.20	0.19
Australian dollar	0.94	0.95
Euro	1.61	1.59

23.	FINANCIAL INSTRUMENTS

Primary Financial Instruments

The carrying values of the primary financial instruments of the Company, with the exception of the Company’s senior subordinated notes and subordinated debentures, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

The fair value of the senior subordinated notes and subordinated debentures is based on quoted market prices. The fair value of these debt instruments, including the current portion, is as follows:

	April 30, 2005		April 30, 2004
	Fair value	Carrying value	Fair value	Carrying value
7 3/8% Senior subordinated notes	$490,819	$502,760	$344,817	$342,675
11 ¾% Senior subordinated notes	-	-	12,504	11,472
Subordinated debentures	-	-	10,540	10,415

Derivative Financial Instruments Used for Risk Management

The Company regularly enters into forward foreign exchange contracts, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to expected future cash flows from foreign operations, anticipated transactions in currencies other than the Canadian dollar and stock price volatility. The Company does not enter into derivative transactions for speculative or trading purposes.

The nature, maturity, notional amount and fair market value of the Company’s derivatives used in risk management activities as at April 30, 2005 are as follows:

Hedging item	Maturity	Notional amount		Fair market value
Forward foreign exchange contracts
Sell pound sterling; buy US dollar	April 2006		£55,000	$(12,401)
Sell euro; buy US dollar	April 2006		€25,000	(3,585)
Sell Norwegian kroner; buy US dollar	April 2006	NOK	855,877	(1,030)
Sell US dollar; buy Canadian dollar	April 2006	USD	70,171	5,024
Sell pound sterling; buy euro	April 2006		£40,666	(2,459)
Equity forward price agreement	July 2007		1,170 units[1]	(188)
[1]Unit amounts have been restated to reflect the April 2005 2-for-1 stock split.				$(14,639)

During the year ended April 30, 2005, the Company continued its designation of its U.S.$400.0 million ($502.8 million) 7 3/8% senior subordinated notes and related forward foreign currency contracts as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the U.K., the Netherlands, and Norway. The Company has also designated other pound sterling and euro denominated debt as hedges of its net investments in its self-sustaining operation in the U.K., the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on the debt, net investments and forward foreign exchange contracts are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

The Company has also entered into forward foreign exchange contracts to reduce its exposure to currency fluctuations on anticipated foreign currency revenues and expenses for certain of its operations. These relationships also qualified as effective hedges under Canadian GAAP.

In addition, the Company has hedged its obligations under the SARs plans using an equity forward price agreement to reduce volatility in cash flow and earnings due to possible future increases in the Company’s share price. The Company accrues the liability and related expense associated with SARs based on the difference between the reference price and the hedged price. At April 30, 2005 the amount recorded in current liabilities related to SARs was $10.4 million (April 30, 2004 - $5.3 million).

Credit Risk on Financial Instruments

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company limits its credit risk by dealing only with counterparties that possess investment grade credit ratings.

Interest Rate Risk

The Company has used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt. The Company’s current exposure to interest rates is such that fixed and variable rates are appropriately balanced at April 30, 2005 and 2004 without the use of interest rate derivative instruments.

Trade Credit Risk

Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry. Credit risk on these receivables is reduced by the large and diversified customer base. Included in accounts receivable is an allowance for doubtful accounts of $7.5 million at April 30, 2005 (2004 - $9.1 million).

24.	INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

The tax effects of temporary differences that give rise to significant portions of future income tax assets and future income tax liabilities are presented below:

	2005	2004
Future income tax (liabilities) assets
Property and equipment	$(120,396)	$(165,291)
Long-term investments	(22,833)	(12,790)
Pension and other employee benefits	(19,338)	(13,055)
Deferred capital gains	(15,457)	(21,878)
Losses carried forward	34,976	64,573
Deferred costs	4,925	10,659
Long-term debt	(4,555)	1,289
Current accounts payable and receivable	17,312	9,706
Other	2,955	2,515
Net future income tax liabilities	$(122,411)	$(124,272)
Distributed as follows:
Current future income tax assets	$23,802	$12,816
Current future income tax liabilities	(705)	(2,212)
Long-term future income tax assets	50,184	44,312
Long-term future income tax liabilities	(195,692)	(179,188)
	$(122,411)	$(124,272)

No valuation allowances have been provided on the future income tax assets as it has been determined that the full tax benefit of the assets could be realized from the reversal of existing temporary differences, projected future earnings from operations and various tax planning strategies.

The Company’s income tax (provision) recovery is comprised as follows:

	2005	2004
Current income tax provision
Canada	$(3,810)	$(2,518)
Foreign	(24,671)	(7,858)
	(28,481)	(10,376)
Future income tax (provision) recovery
Canada
Recovery related to origination and reversal of temporary differences	7,165	12,501
Foreign
(Provision) recovery related to origination and reversal of temporary differences	(2,519)	14,523
	4,646	27,024
Income tax (provision) recovery	$(23,835)	$16,648

As the Company operates in several tax jurisdictions, its income is subject to various rates of taxation. The income tax (provision) recovery differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings before taxes as follows:

	2005	2004
Earnings from continuing operations before income taxes	$97,413	$49,602
Combined Canadian federal and provincial statutory income tax rate	35%	37%
Income tax provision calculated at statutory rate	(34,095)	(18,353)
(Increase) decrease in income tax (provision) recovery resulting from:
Reversal of tax liability	-	21,000
Rate differences in various jurisdictions	16,158	15,451
Effect of change in tax legislation	(4,224)	-
Non-deductible items	(3,193)	(2,392)
Large corporations tax	(457)	(230)
Other foreign taxes paid	(1,745)	(1,567)
Non-taxable portion of capital gains	1,154	2,544
Non-taxable equity income	1,274	2
Other	1,293	193
Income tax (provision) recovery	$(23,835)	$16,648

During fiscal 2005, legislation was substantially enacted in the Netherlands to reduce the corporate income tax rate from 34.5% to 30.0%. As a result, the Company adjusted the value of its future income tax assets related to losses carried forward and other temporary differences in the Netherlands by $4.2 million.

During fiscal 2004, the Company recorded a $21.0 million future income tax recovery, a significant portion of which is attributable to the reversal of a previously recorded tax liability as a result of the disposition of certain of the Company’s European fleet. The remainder of the recovery relates to the reversal of a previously recorded tax liability which is no longer considered necessary as a result of the completion of tax authority audits in various jurisdictions.

Tax losses

The Company has accumulated approximately $91.9 million in non-capital tax losses of which $34.8 million is available to reduce future Canadian income taxes otherwise payable, $51.4 million is available to reduce future Dutch income taxes otherwise payable and the remainder is available to reduce future income taxes otherwise payable in other foreign jurisdictions. If unused, these losses will expire as follows:

2006	$462
2007	5,049
2008	152
2009	2,958
2014	15,686
2015	10,456
Indefinitely	57,144
$91,907

The Company has also accumulated approximately $37.4 million in capital tax losses of which $35.4 million is available to reduce future capital gains realized in Canada and the remainder is available to reduce future capital gains realized in foreign jurisdictions.

The benefit anticipated from the utilization of these losses has been recorded as a future income tax asset.

25.	PER SHARE INFORMATION

Net earnings have been calculated based on the sum of the weighted average number of Class A subordinate voting shares and Class B multiple voting shares outstanding of 42,673,079 for the fiscal year ended April 30, 2005 (2004 - 42,121,906). The prior year has been restated to reflect the April 2005 two-for-one stock split.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

2005
	Net earnings (loss)				Net earnings (loss) per share
	Cont. ops.	Disc. ops.	Total	Weighted average number of shares	Cont. ops.	Disc. ops.	Total
	$73,578	$(11,019)	$62,559	42,673
Shares as security for Class A subordinate voting employee share purchase loans (Note 19)	-	-	-	(736)
Basic	$73,578	$(11,019)	$62,559	41,937	$1.75	$(0.26)	$1.49
Effect of potential dilutive securities:
Share options				1,975
Convertible debt	386	-	386	1,379
Shares as security for Class A subordinate voting employee share purchase loans (Note 19)				736
Diluted	$73,964	$(11,019)	$62,945	46,027	$1.61	$(0.24)	$1.37

2004
	Net earnings (loss)				Net earnings (loss) per share
	Cont. ops.	Disc. ops.	Total	Weighted average number of shares	Cont. ops.	Disc. ops.	Total
	$66,250	$(2,574)	$63,676	42,122
Shares as security for Class A subordinate voting employee share purchase loans (Note 19)	-	-	-	(776)
Basic	$66,250	$(2,574)	$63,676	41,346	$1.60	$(0.06)	$1.54
Effect of potential dilutive securities:
Share options				1,842
Convertible debt	493	-	493	1,379
Shares as security for Class A subordinate voting employee share purchase loans (Note 19)				776
	$66,743	$(2,574)	$64,169	45,343
Add back share options anti-dilutive impact	-	-	-	24
Diluted	$66,743	$(2,574)	$64,169	45,367	$1.47	$(0.06)	$1.41

Per share amounts are calculated using the treasury stock method. Under this method, the proceeds from the exercise of options are assumed to be used to repurchase the Company’s shares on the open market. The difference between the number of shares assumed purchased and the number of options assumed exercised is added to the actual number of shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share. Therefore, the number of shares in the diluted earnings per share calculation will increase as the average share price increases. There were 22 million ordinary shares outstanding at April 30, 2005 and at April 30, 2004, all of which are owned by the Company’s majority shareholder (Note 19). The payment of dividends on these ordinary shares requires minority shareholder approval. The shares also have no conversion rights in the hands of their holder. Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

26.	CHANGE IN NON-CASH WORKING CAPITAL

	2005	2004
Receivables	$(36,499)	$27,240
Inventory	(14,019)	(23,744)
Prepaid expenses	2,004	(17,624)
Payables and accruals	55,094	(18,890)
	$6,580	$(33,018)

27.	SEGMENT INFORMATION

The Company provides services across different geographic areas to many customers. Approximately 67% (2004 - 73%) of the Company’s revenues in fiscal 2005 were derived from customers involved in oil and gas production and exploration. In the current fiscal year no single customer represented greater than 10% of revenue. In fiscal 2004, one of the Company’s oil and gas customers represented $73.6 million from five contracts expiring from fiscal 2004 to 2010 of which $67.0 million was earned in the European flying segment, $6.1 million was earned in the International flying segment and $0.5 million was earned in the Schreiner segment.

The primary factors considered in identifying segments are geographic coverage, which also impacts the nature of the Company’s operations, the type of contracts that are entered into, the type of aircraft that are utilized and segments used by management to evaluate the business. The Company includes five reporting segments in its financial statements: European flying, International flying, Schreiner, Repair and overhaul, and Corporate and other.

The European flying segment includes primarily helicopter services to the oil and gas industry in the U.K., Norwegian and Danish sectors of the North Sea. In addition, the European flying segment includes helicopter search and rescue service operations in Ireland and Norway.

The International flying segment includes primarily helicopter services for offshore oil and gas, search and rescue and emergency medical customers in Asia, Africa, Australia, South America, the east coast of Canada and other locations around the world.

Schreiner includes helicopter and fixed-wing flying services primarily to the offshore oil and gas industry in the Netherlands and Africa and includes other ancillary businesses including aircraft parts sales.

The Repair and overhaul segment includes helicopter repair and overhaul facilities located in Norway, Canada, Australia and the U.K., which provide services to the Company’s helicopter fleet and third-party customers located in Europe, Asia, and North America and the survival suit and safety equipment production business.

The Corporate and other segment includes corporate head office and other activities.

The accounting policies of the segments and the basis of accounting for transactions between segments are the same as those described in the summary of significant accounting policies (Note 2).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Year Ended April 30, 2005
	European flying	Int’l flying	Schreiner	Repair and overhaul	Corporate and other	Inter- segment eliminations	Consolidated
Revenue from external customers	$437,912	$233,516	$154,613	$77,303	$-	$-	$903,344
Add: Inter-segment revenues	22,710	11,916	-	145,919	17,398	(197,943)	-
Total revenue	460,622	245,432	154,613	223,222	17,398	(197,943)	903,344
Direct costs	386,565	199,474	119,521	181,377	13,525	(198,295)	702,167
General and administration	-	-	-	-	25,803	-	25,803
Segment EBITDA(i)	74,057	45,958	35,092	41,845	(21,930)	352	175,374
Amortization	(11,428)	(7,500)	(5,501)	(4,537)	(1,567)	-	(30,533)
Restructuring costs	(2,864)	(1,358)	(5,646)	(3,307)	(4,437)	-	(17,612)
Gain (loss) on disposals of assets	2,212	1,493	510	(110)	-	-	4,105
Operating income (loss)	$61,977	$38,593	$24,455	$33,891	$(27,934)	$352	131,334
Debt settlement costs							(1,994)
Financing charges							(37,120)
Earnings from continuing operations before income taxes and undernoted items							92,220
Non-controlling interest							(288)
Equity in earnings of associated companies							5,481
Income tax provision							(23,835)
Net earnings from continuing operations							73,578
Net loss from discontinued operations							(11,019)
Net earnings							$62,559
Segment assets - continuing operations	$489,788	$499,867	$243,523	$347,009	$146,896		$1,727,083
Segment assets - discontinued operations	-	-	-	-	-		16,152
Total Assets							1,743,235
Segment capital asset expenditures	63,926	93,956	20,290	9,579	9,845		197,596
Segment helicopter major inspections	9,476	1,635	4,428	-	-		15,539
Segment helicopter components	33,527	23,220	5,493	-	1,014		63,254
[1]Includes goodwill of $8,861

Year Ended April 30, 2004(ii)
	European flying	Int’l flying	Schreiner	Repair and overhaul	Corporate and other	Inter- segment eliminations	Consolidated
Revenue from external customers	$437,631	$191,773	$32,490	$58,119	$-	$-	$720,013
Add: Inter-segment revenues	16,157	11,047	-	135,490	13,577	(176,271)	-
Total revenue	453,788	202,820	32,490	193,609	13,577	(176,271)	720,013
Direct costs	381,684	174,535	29,165	152,381	14,494	(176,288)	575,971
General and administration	-	-	-	-	18,633	-	18,633
Segment EBITDA(i)	72,104	28,285	3,325	41,228	(19,550)	17	125,409
Amortization	(12,371)	(5,715)	(1,126)	(644)	(5,332)	-	(25,188)
Restructuring costs	(7,114)	-	-	(849)	(1,218)	-	(9,181)
Gain (loss) on disposals of assets	2,245	1,333	(199)	-	(72)	-	3,307
Operating income (loss)	$54,864	$23,903	$2,000	$39,735	$(26,172)	$17	94,347
Debt settlement costs							(19,716)
Financing charges							(28,954)
Earnings from continuing operations before income taxes and undernoted items							45,677
Non-controlling interest							-
Equity in earnings of associated companies							3,925
Income tax recovery							16,648
Net earnings from continuing operations							66,250
Net loss from discontinued operations							(2,574)
Net earnings							$63,676
Segment assets -continuing operations	$490,888	$382,894	$215,380	$271,911	$118,360		$1,479,433
Segment assets -discontinued operations	-	-	-	-	-		55,450
Total Assets							1,534,883
Segment capital asset expenditures	31,294	54,996	1,502	4,506	24,583		116,881
Segment helicopter major inspections	6,920	1,308	1,009	-	-		9,237
Segment helicopter components	34,589	24,196	-	-	242		59,027

(i)
Segment EBITDA is defined as segment earnings before amortization, restructuring costs, gain (loss) on disposals of assets, debt settlement costs, financing charges, non-controlling interest, equity in earnings of associated companies, and income tax (provision) recovery.

(ii)	Comparative information has been reclassified to reflect the results of discontinued operations (Note 8) and other adjustments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Geographic Information

	Revenues		Property and equipment		Goodwill
	2005	2004	2005	2004	2005	2004
Canada	$23,652	$21,507	$114,831	$76,417	$1,079	$-
United Kingdom	203,519	193,678	34,360	41,885	7,782	-
Norway	183,089	184,805	230,573	224,479	-	-
Africa	121,925	55,954	160,388	106,726	-	-
Australia	61,755	52,489	68,083	71,950	-	-
Denmark	35,473	28,199	31,473	40,607	-	-
The Netherlands	58,611	14,554	57,586	65,317	-	-
Other Asian countries	88,489	73,962	76,566	52,298	-	-
Other European countries	82,892	74,638	34,340	26,887	-	-
Other countries	43,939	20,227	43,010	27,839	-	-
Consolidated total	$903,344	$720,013	$851,210	$734,405	$8,861	$-

Revenues are attributed to countries based on location of customer for repair and overhaul services and location of service for flying revenue.

28.	COMMITMENTS

The Company has entered into aircraft operating leases with 18 lessors in respect of 63 aircraft included in the Company’s fleet at April 30, 2005. At inception the Company’s aircraft leases had terms not exceeding 8.5 years. At April 30, 2005 these leases had expiry dates ranging from 2006 to 2013. The Company has options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but has no commitments to do so. With respect to such leased aircraft, substantially all of the costs of major inspections of airframes and the costs to perform inspections, major repairs and overhauls of major components are at the Company’s expense. The Company either performs this work internally through its own repair and overhaul facility or has the work performed by an external repair and overhaul service provider. There is no commitment to incur these costs unless the aircraft is flown.

The Company also has commitments with respect to operating leases for aircraft, buildings, land and equipment. Total rentals paid in fiscal 2005 were $61.9 million (2004 - $54.9 million). The minimum lease rentals required under such leases were $280.4 million as at April 30, 2005 and are payable in the following amounts over the following fiscal years:

	Aircraft operating leases	Building, land and equipment operating leases	Total operating leases
2006	$54,875	$5,415	$60,290
2007	45,010	4,004	49,014
2008	39,193	3,896	43,089
2009	36,233	3,826	40,059
2010	31,550	3,421	34,971
and thereafter	36,796	16,229	53,025
	$243,657	$36,791	$280,448

As at April 30, 2005, the Company had ordered and made deposits (Note 13) for a number of aircraft. At April 30, 2005, the Company had committed to purchase eight heavy and 17 medium aircraft. Total capital committed to these purchases is approximately $279.2 million (U.S. $222.2 million). These aircraft are expected to be delivered in fiscal 2006 and will be deployed in the Company’s European and International operations.

Where possible, the Company intends to finance these aircraft through operating leases.

29.	VARIABLE INTEREST ENTITIES

At April 30, 2005 the Company operated 19 aircraft (2004 - 23 aircraft) under operating leases with seven entities that would be considered variable interest entities (“VIEs”) under Canadian and U.S. GAAP. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from 2006 to 2012.

At April 30, 2003 U.S. GAAP FASB Interpretation No. 46 (“FIN 46”) was effective for all VIEs created after January 31, 2003 and was effective for those VIEs created prior to January 31, 2003 for the Company’s interim period which commenced November 1, 2003. The Canadian guidance (“AcG-15”) applies to all annual and interim periods beginning on or after November 1, 2004 and is essentially consistent with the provisions contained in U.S. GAAP with regard to the disclosure and consolidation requirements for VIEs.

As at April 30, 2005, under FIN 46, the revisions under FIN 46-R and AcG-15, the Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements. The application of FIN 46, FIN 46-R and AcG-15 has not had any impact on the Company’s consolidated financial statements.

Based on appraisals by independent helicopter valuation companies as at April 30, 2005, the unaudited estimated fair market value of the aircraft leased from VIEs is $169.6 million (2004 - $245.3 million). The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $13.0 million (2004 - $18.8 million).

30.	GUARANTEES

The Company has given guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities' financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could give the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases. The leases have terms expiring between 2006 and 2013. The Company’s exposure under the asset value guarantees including guarantees in the form of junior loans, loans receivable and deferred payments is approximately $40.1 million (2004 - $33.3 million). The resale market for the aircraft types for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

31.	CONTINGENT LIABILITIES

The Company entered into a contract that required the deployment of new aircraft during the fourth quarter. This contract commitment was not met due to the late delivery of the aircraft by the manufacturer. The Company was able to substitute aircraft to meet the customer’s flying needs. The customer believes it is entitled to compensation for the delay. The Company’s interpretation of the contract is that no compensation is payable. Currently the customer and the Company are in discussions to resolve this issue and therefore, the potential outcome and amount of any settlement are presently unknown. As a result, no amounts have been accrued in relation to this issue at April 30, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

Petitions have been filed against subsidiaries for unspecified damages concerning helicopter accidents in prior years. It is management’s opinion that damages for which the Company may become responsible, if any, will be covered by the Company’s insurance and will therefore not have a material effect on the financial condition or results of operations of the Company.

32.	EMPLOYEE PENSION PLANS

The Company maintains defined contribution employee pension plans in Canada, the U.K., Netherlands, Denmark, Australia and South Africa for approximately 40% of the Company’s active employees and certain former employees. The Company’s contributions to the defined contribution plans are based upon percentages of gross salaries. The Company’s contributions to the defined contribution plans expensed during fiscal 2005 were $5.7 million (2004 - $4.6 million).

The Company also maintains both funded and unfunded and both flat-benefit and final-pay defined benefit plans in Canada, the U.K., Norway and the Netherlands for approximately one-third of the Company’s active employees. Funded plans require the Company to make cash contributions to the plan in order that there will be sufficient assets to discharge the plans’ benefit obligations as they become due. Unfunded plans do not require contributions to be paid into the plan by the Company. Rather, the Company pays the benefit obligations directly as they are due.

For the defined benefit pension plan in the U.K. the investment policy states that the plan assets should be invested with 40% in a fund tracking the U.K. Index and 60% in a fund tracking the Balanced Consensus Fund. The required percentage breakdown of the assets to be held under this plan is as follows:

Category	Percentage maximum
U.K. equities	42% to 48%
Overseas equities	27% to 33%
U.K. bonds	22% to 28%

The assets held in the Norwegian plans are to be diversified as follows:

Category	Percentage maximum
Norwegian equities	10%
International equities	35%
Total equities	35%
Norwegian bonds	70%
High yield bonds	25%
Emerging market bonds	25%
International bonds	40%
Total bonds	20% to 100%
Money market	80%
Property funds	15%

For the assets held in the plan in The Netherlands, 80% must be invested in fixed rate investments and the remaining 20% invested in shares with a maximum deviation of 5% upwards or downwards.

While the asset mix varies in each plan, overall the asset mix at April 30, 2005 was 37.0% equities, 41.9% fixed income and 21.1% money market.

For all the defined benefit pension plans the overall expected long-term rates of return on plan assets have been determined in part by assessing current and expected asset allocations as well as historical and expected returns on various categories of the assets. Such expected rates of return ignore short-term fluctuations.

For the U.K. plans it is expected that the rate of return on the plan assets will be between 4% and 5% in excess of price inflation. For the plans in Norway and the Netherlands the expected long-term rate of return is considered in reference to the longest stated bond rates in each country.

The Company retains actuaries to measure the assets, accrued benefit obligations and funding requirements of each defined benefit plan on an annual basis at April 30 and obtains quarterly updates.

During the year ended April 30, 2005 the plan in the Netherlands was amended from a final pay arrangement to an average pay arrangement resulting in a reduction in the accrued benefit obligation of $11.5 million. Also during the year, the plan in Canada was amended by adding additional employees to the plan resulting in an increase of $2.6 million to both unrecognized prior service costs and the benefit obligations.

In addition, the sale of SAMCO (Note 8) as well as terminations as part of the restructuring initiatives (Note 16) resulted in a curtailment of the Netherlands pension plan. A curtailment gain of $2.8 million from the sale of SAMCO was recorded in the results of discontinued operations and a curtailment gain of $2.9 million related to the Company’s restructuring activities has been recorded in restructuring costs. The curtailment gain for both events reflects a reduction in both the benefit obligations and unrecognized past service costs.

The consolidated changes in the benefit obligations and fair values of assets for the defined benefit plans during fiscal 2005 and 2004 are as follows:

	2005	2004
Change in benefit obligations
Benefit obligations, beginning of year	$543,906	$423,902
Schreiner acquisition (Note 7)	-	73,897
Current service cost	19,508	17,050
Interest cost	29,015	24,233
Amendments	(8,933)	-
Net actuarial and experience losses	49,244	12,248
Benefits paid	(16,144)	(13,874)
Curtailment gain	(2,785)	-
Foreign exchange rate changes	(1,139)	6,450
Benefit obligations, end of year	$612,672	$543,906
Change in plan assets
Fair value of plan assets, beginning of year	$440,222	$316,674
Schreiner acquisition (Note 7)	-	56,622
Actual return on plan assets	29,936	45,507
Employer contributions	32,898	26,426
Participant contributions	3,595	2,899
Benefits paid	(15,309)	(13,084)
Foreign exchange rate changes	(841)	5,178
Fair value of plan assets, end of year	$490,501	$440,222
Funded status	$(122,171)	$(103,684)
Unrecognized net actuarial and experience losses	189,104	147,099
Unrecognized prior service costs	(1,084)	4,697
Unrecognized transition amounts	762	1,030
Pension guarantee deposits	2,701	2,696
Total recognized net pension asset	$69,312	$51,838

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

The tables below detail as at April 30, 2005 by funded and unfunded plans, the funded status and net amount recognized on the Company’s balance sheet as prepaid pension costs reported in other assets of $104.8 million (Note 13) (2004 - $90.2 million) and accrued benefit obligations included in other liabilities of $35.5 million (Note 18) (2004 - $38.3 million).

	As at April 30, 2005
	Funded plans
	Surplus	Deficit	Unfunded Plans	Total	Other assets (Note 13)	Other liabilities (Note 18)
Benefit obligations	$205,943	$360,254	$46,475	$612,672	$495,615	$117,057
Fair value of plan assets	214,614	275,887	-	490,501	427,087	63,414
Funded status	8,671	(84,367)	(46,475)	(122,171)	(68,528)	(53,643)
Unrecognized net actuarial and experience losses	53,217	120,921	14,966	189,104	169,392	19,712
Unrecognized prior service costs	1,251	(7,590)	5,255	(1,084)	1,251	(2,335)
Unrecognized transition amounts	-	-	762	762	-	762
Pension guarantee deposits	2,296	405	-	2,701	2,701	-
	$65,435	$29,369	$(25,492)	$69,312	$104,816	$(35,504)

	As at April 30, 2004
	Funded plans
	Surplus	Deficit	Unfunded Plans	Total	Other assets (Note 13)	Other liabilities (Note 18)
Benefit obligations	$188,150	$319,117	$36,639	$543,906
Fair value of plan assets	190,461	249,761	-	440,222	376,274	63,948
Funded status	2,311	(69,356)	(36,639)	(103,684)	(47,423)	(56,261)
Unrecognized net actuarial and experience losses	45,865	89,457	11,777	147,099	133,272	13,827
Unrecognized prior service costs	1,586	-	3,111	4,697	1,586	3,111
Unrecognized transition amounts	22	-	1,008	1,030	22	1,008
Pension guarantee deposits	2,292	404	-	2,696	2,696	-
	$52,076	$20,505	$(20,743)	$51,838	$90,153	$(38,315)

The significant weighted average actuarial assumptions adopted in measuring the Company’s defined benefit pension plan obligations as at April 30 are as follows:

	2005	2004
Discount rate	5.15%	5.64%
Rate of compensation increase	3.38%	3.38%

The significant weighted average actuarial assumptions adopted in measuring the Company’s net defined benefit pension plan expense during the year are as follows:

	2005	2004
Discount rate	5.74%	5.86%
Expected long-term rate of return on plan assets	6.70%	6.72%

The Company’s net defined benefit pension plan expense, which excludes the impact of the curtailment gain, as noted above, is as follows:

	2005	2004
Current service cost	$19,508	$17,050
Interest cost	29,015	24,233
Actual return on plan assets	(29,936)	(45,507)
Excess of actual return over expected return	347	23,450
Amortization of net actuarial and experience losses	7,985	9,773
Amortization of prior service costs	(376)	603
Amortization of transition amounts	268	395
Participant contributions	(3,595)	(2,899)
Net defined benefit pension plan expense	$23,216	$27,098

Benefits expected to be paid under the defined benefit pension plans in each of the next five fiscal years and in aggregate for the five fiscal years thereafter is as follows:

2006	$14,123
2007	16,100
2008	18,352
2009	20,252
2010	22,429
2011-2015	155,076

Employer contributions expected to be paid to the defined benefit pension plans during fiscal 2006 as required by funding regulations and law are $33.6 million.

33.	RELATED PARTY TRANSACTIONS

(a)
In the course of its regular business activities, the Company enters into routine transactions with companies subject to significant influence and companies affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the years ended April 30 are summarized as follows:

	2005	2004
Revenues (i)	$43,518	$10,745
Direct costs	1,298	1,972
Capital asset additions	8,160	2,962
Net amounts receivable and payable in respect of such revenues, expenses and additions	15,044	10,808
(i)
Revenue increases relate to revenues from a company owned by Schreiner, which is subject to significant influence. Therefore, the fiscal 2004 amount only includes revenues from the February 16, 2004 acquisition of Schreiner.

(b)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes (Note 15). The loan is convertible into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.7 million (2004 - $0.7 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

34.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain respects, Canadian GAAP differs from U.S. GAAP. The effects of significant differences are described below.

(a)	Consolidated statements of earnings and comprehensive earnings

	Year Ended April 30,
	2005	(Restated Note 4 and 34(a)(iv)) 2004
Net earnings according to Canadian GAAP	$62,559	$63,676
Pre-operating expenses (i)	(3,515)	1,473
Tax impact of pre-operating expenses	1,168	(486)
Unrealized loss on ineffective hedges (ii)	(4,796)	(23,366)
Tax impact of unrealized loss on ineffective hedges	778	4,704
Internal use software expenses (iii)	(731)	(103)
Tax impact of internal use software expenses	243	34
Amortization of guarantees recognized (iv)	(827)	(101)
Tax impact of amortization of guarantees recognized	225	30
Other, net of tax	40	(40)
Net earnings according to U.S. GAAP	55,144	45,821
Other comprehensive earnings, net of income tax
Foreign currency translation adjustment (v)	9,044	9,770
Tax impact of foreign currency translation adjustment	(3,103)	(3,203)
Minimum pension liability adjustment (vi)	(78,117)	39,178
Tax impact of minimum pension liability adjustment	23,412	(11,606)
Foreign currency cash flow hedge adjustment (vii)	2,565	-
Tax impact of foreign currency cash flow hedge adjustment	(1,052)	-
Other, net of tax	1,387	-
Comprehensive earnings according to U.S. GAAP	$9,280	$79,960
Net earnings per share according to U.S. GAAP
Basic	$1.31	$1.11
Diluted	$1.21	$1.02

(i)	Pre-operating expenses

Under Canadian GAAP, pre-operating expenses related to the operations of new businesses and customer contracts meeting certain criteria are deferred and amortized over the expected period of benefit, not exceeding five years. Under U.S. GAAP, these pre-operating expenses are charged to earnings as incurred.

(ii)	Unrealized loss on ineffective hedges

According to U.S. GAAP, all derivatives are required to be recorded on the balance sheet at fair value with the changes in fair value recognized in earnings. For derivatives designated within fair value hedge relationships, changes in the fair value are required to be recognized in earnings together with an equal or lesser amount of changes in the fair value of the hedged item attributable to the hedged risk.

(iii)	Internal use software expenses

Certain costs incurred to acquire or develop internal use software, while qualifying for capitalization under Canadian GAAP, are required to be expensed as a period cost under U.S. GAAP.

(iv)	Amortization of guarantees recognized

The Company has adopted the provisions of Financial Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (“FIN 45”), which requires the Company to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee, regardless of whether or not the liability is probable. FIN 45 is applicable to guarantees entered into after December 31, 2002. During fiscal 2005, the Company revised its method of estimating its liabilities under the provisions of FIN 45 and has restated its 2004 U.S. GAAP reconciliation to reflect this change retroactively.

(v)	Foreign currency translation adjustment

Under Canadian GAAP, foreign currency translation adjustments related to self-sustaining subsidiaries arising on consolidation are included as a separate component of shareholders’ equity until realized. Under U.S. GAAP, the related translation adjustments are included in other comprehensive earnings. Under U.S. GAAP, the foreign currency translation gain or loss on the revaluation of foreign currency denominated debt designated and qualifying as effective hedges of the Company’s net investments in its U.S. dollar, pound sterling, Norwegian kroner and euro denominated self-sustaining foreign operations (Note 22) is included in other comprehensive earnings, whereas under Canadian GAAP it is included as a separate component of shareholders’ equity until realized.

(vi)	Minimum pension liability adjustment

Under U.S. GAAP, if the accrued benefit obligation related to defined benefit pension plans exceeds the fair value of plan assets, an additional minimum liability shall be recognized with an equal amount to be recognized as an intangible asset, provided that the intangible asset recognized shall not exceed the amount of unrecognized prior service cost. Any excess of the additional minimum liability over the unrecognized prior service cost is recorded as a separate component of other comprehensive earnings net of income taxes as a minimum pension liability adjustment.

(vii)	Foreign currency cash flow hedge adjustment

Under U.S. GAAP, changes in the fair value of foreign currency contracts qualifying as effective cash flow hedges is recorded in other comprehensive earnings net of income taxes. These amounts are recognized in net earnings as the hedged transactions occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

(b)	Consolidated balance sheets

	April 30, 2005		(Restated Note 4 and 34(a)(iv)) April 30, 2004
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Current future income tax assets (i)	$23,802	$21,423	$12,816	$12,816
Other current assets (ii)	505,362	504,743	489,702	490,837
Property and equipment, net (iii)	851,210	852,194	734,405	736,177
Long-term future income tax assets (iv)	50,184	75,336	44,312	43,742
Other assets (v)	312,677	288,647	253,648	252,202
	$1,743,235	$1,742,343	$1,534,883	$1,535,774
Current future income tax liabilities (vi)	$705	$730	$2,212	$2,212
Other current liabilities	294,536	294,536	256,692	256,692
Long-term debt (vii)	97,543	97,992	133,305	134,256
Senior subordinated notes	502,760	502,760	342,675	342,675
Other liabilities (viii)	146,000	218,175	159,099	170,826
Long-term future income tax liabilities (ix)	195,692	186,300	179,188	171,765
Shareholders’ equity	505,999	-	461,712	-
Class A subordinate voting shares	-	222,817	-	221,622
Class A subordinate voting employee share purchase loans	-	(1,689)	-	(1,823)
Class B multiple voting shares	-	18,431	-	18,719
Contributed surplus	-	2,340	-	2,340
Accumulated other comprehensive earnings (x)	-	(65,156)	-	(10,168)
Retained earnings	-	265,107	-	226,658
	$1,743,235	$1,742,343	$1,534,883	$1,535,774

(i)	Current future income tax assets

Current future income tax assets have been adjusted to reflect the reversal of Canadian GAAP treatment of the hedge relationships that do not qualify for hedge accounting treatment under U.S. GAAP as described in Note 34(a)(ii).

(ii)	Other current assets

Other current assets have been adjusted to reflect the U.S. GAAP treatment of the change in the fair value of derivatives described in Note 34(a)(ii) and (vii) that mature within the next 12 months as well as for the current portion of prepaid rent related to the recording of asset value guarantees described in Note 34(a)(iv).

(iii)	Property and equipment, net

Property and equipment have been adjusted for the effect of the adjustment for U.S. GAAP purposes of expensing certain software development costs as described in Note 34(a)(iii) and for differences between Canadian GAAP and U.S. GAAP treatment of certain property and equipment acquisitions.

(iv)	Long-term future income tax assets

Long-term future income tax assets have been adjusted for the U.S. GAAP treatment of pre-operating expenses, unrealized loss on hedges that are ineffective under U.S. GAAP, internal use software expenses, amortization of guarantees recognized, minimum pension liability adjustment, and hedge relationships that are ineffective under U.S. GAAP as described in Note 34(a)(i), (ii), (iii), (iv), (vi) and (vii), respectively.

(v)	Other assets

Other assets have been adjusted to reflect the U.S. GAAP treatment of pre-operating expenses, asset value guarantees, minimum pension liability and the fair value of derivatives maturing in fiscal 2007 and 2008 as described in Notes 34(a)(i), (iv), (vi) and (vii), respectively.

(vi)	Current future income tax liabilities

Current future income tax liabilities have been adjusted for the treatment of hedge relationships that are ineffective under U.S. GAAP as described in Note 34(a)(ii) and for the difference in accounting treatment of the Company’s cash flow hedges as discussed in Note 34(a)(vii).

(vii)	Long-term debt

Long-term debt has been adjusted to reflect the U.S. GAAP treatment of the loan proceeds attributable to the conversion feature on the 12.0% unsecured, subordinated, convertible note due to an affiliate of the controlling shareholder (Note 15(a)). Under U.S. GAAP all loan proceeds should be recorded as a liability on the balance sheet.

(viii)	Other liabilities

Other liabilities have been adjusted for the U.S. GAAP treatment of asset value guarantees, minimum pension liability, and the fair value of derivatives maturing in fiscal 2007 and 2008 as described in Notes 34(a)(iv), (vi) and (vii), respectively.

(ix)	Long-term future income tax liabilities

Long-term future income tax liabilities have been adjusted for the treatment of hedge relationships that are ineffective under U.S. GAAP as described in Notes 34(a)(ii), and for U.S. GAAP treatment of the convertible note described in Note 34(b)(vii).

(x)	Accumulated other comprehensive earnings

Accumulated other comprehensive earnings have been adjusted to reflect the U.S. GAAP treatment of foreign currency translation, minimum pension liability and effective foreign currency cash flow hedges, all of which are included in other comprehensive earnings as described in Notes 34(a)(v), (vi) and (vii), respectively.

(c)	Other required disclosures

	2005	(Restated Note 4) 2004
Receivables - trade	$175,803	$170,184
Allowance for doubtful accounts	(7,501)	(9,117)
Net trade receivables	$168,302	$161,067
Payables - trade	$143,717	$101,965
Accruals	84,998	96,052
Interest accrual	13,227	754
Total payables and accruals	$241,942	$198,771

	2005	2004
Cash flow from operations:
Canadian GAAP	$138,200	$90,607
Pre-operating expenses (Note 34(a)(i))	3,515	(1,473)
Internal use software expenses (Note 34(a)(iii))	(731)	(103)
Cash flow from operations - U.S. GAAP	$140,984	$89,031

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2005 AND 2004 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

35.	SUBSEQUENT EVENTS

On July 26, 2005, the Company signed a Letter of Intent for the sale of its 38% shareholdings in Inaer, which operates light and medium aircraft primarily in the Spanish helicopter market. The transaction is subject to several conditions including satisfactory due diligence and regulatory approval, and is expected to close in October 2005. Proceeds are estimated at $45.0 million. The investment in Inaer is held at $20.8 million at April 30, 2005. Professional fees and other direct costs associated with realizing this potential sale are not yet determinable and will reduce any gain on sale arising from this transaction.